EXHIBIT 99.1

SECOND QUARTER 2008 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2008 RESULTS

The financial information in this earnings release is in Canadian dollars and is based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q2 2008 Report to Shareholders and supplementary financial information are available on our website at rbc.com/investorrelations.

Second quarter 2008 compared to second quarter 2007
— Net income of $928 million (down 27% from $1,279 million)
— Diluted earnings per share (EPS) of $.70 (down $.28 from $.98)
— Revenue of $4,954 million (down 13% from $5,669 million)
— Return on common equity (ROE) of 15.6% (down 790 basis points from 23.5%)
— Tier 1 capital ratio of 9.5%
— Writedown impact	– Revenue: $854 million
– Net income: $436 million, EPS: $.33

First six months of 2008 compared to first six months of 2007
— Net income of $2,173 million (down 22% from $2,773 million)
— Diluted EPS of $1.64 (down $.48 from $2.12)
— Revenue of $10,601 million (down 7% from $11,367 million)
— ROE of 18.5% (down 700 basis points from 25.5%)
— Writedown impact	– Revenue: $1,284 million
– Net income: $623 million, EPS: $.48

TORONTO, May 29, 2008 – Royal Bank of Canada (RY on TSX & NYSE) today reported net income of $928 million for the second quarter ended April 30, 2008, down $351 million from a year ago. Our Q2 2008 earnings were impacted primarily by previously announced writedowns in Capital Markets and Corporate Support. We believe a significant portion of the writedowns reflects liquidity pressures on assets that we continue to hold, rather than underlying credit quality. Higher provisions for credit losses, primarily in U.S. banking, also impacted earnings.

“We are not happy about these writedowns and continue to be impacted by higher provisions for credit losses in our U.S. banking business. However, we are confident in the fundamental strength of our operations and are building our businesses in Canada, the U.S. and internationally for long-term growth. In particular, our Canadian banking operations continue to demonstrate solid growth,” said Gordon M. Nixon, President and CEO.

Canadian Banking net income was $708 million, up 15% from last year primarily due to higher results in Global Insurance, and sustained volume growth with a continued focus on cost management in our Banking-related operations.

Banking-related net income of $604 million was up 7% from last year because of volume growth across all businesses, particularly home equity lending and personal deposits where volumes were up 17% and 18%, respectively. We have experienced some margin compression over last year due to changes in our overall retail product mix in response to client preference and a more challenging interest rate environment. Effective cost management has enabled us to reduce our banking-related non-interest expense from a year ago.

Global Insurance net income of $104 million was up $52 million over last year, reflecting improved Canadian life and health business performance and growth in our reinsurance business.

“We are growing market share by working hard to serve our clients’ needs,” said Nixon, “which means Canadians are rewarding RBC with more of their banking business.”

Wealth Management net income was $182 million, down 6% or $12 million over last year. In Global Asset Management, we grew assets under management by 10% and revenue by 5% over last year. Clients have been responding to market uncertainty by exhibiting a preference for money market funds. We led the Canadian mutual fund industry this quarter in net sales of both money market and long term mutual funds. Across our wealth management businesses, we increased fee-based client assets, and also grew deposits and loans in international wealth management. Brokerage transaction volumes were lower, reflecting the market conditions.

Our year-over-year earnings comparison is impacted by a foreign exchange translation gain on certain deposits that increased second quarter earnings in 2007 by $8 million, and a stronger Canadian versus U.S. dollar reduced the current quarter’s earnings by $7 million over last year.

“I am pleased that clients continue to trust us with more of their assets. On May 1, we combined forces with PH&N. This makes us Canada’s leading private sector asset manager, with a significant presence in all client segments, and the largest fund company in Canada,” said Nixon. “Internationally, we are increasing our presence in markets that offer high growth potential and where we can best leverage our capabilities,” Nixon said.

U.S. & International Banking net income was $38 million, down 43% over last year mostly due to higher U.S. banking provisions for credit losses, which reflects higher impaired loans in our residential builder finance and retail loan portfolios. In U.S. dollars, loans and deposits were up 30% and 33%, respectively, in our banking-related operations over last year mainly due to our acquisition of Alabama National BanCorporation (ANB) this quarter. RBC Dexia IS continues to perform well and increased revenue 17% over last year through higher net interest income from deposits, as well as growth in custodian and securities lending activities.

“We remain focused on our U.S. Southeast strategy through the current difficult environment and believe we are positioned well in our footprint. Our most recent acquisition, ANB, adds to the strength and potential of our U.S. banking business,” said Nixon.

Capital Markets net income was $13 million, down $337 million from a year ago due to writedowns of $714 million before-tax ($323 million after-tax and compensation adjustments), with the remainder of the writedowns in Corporate Support. Notwithstanding the writedowns, some of our businesses did benefit from declining interest rates and increased market volatility over last year, including certain fixed income, foreign exchange and equity derivatives trading businesses.

“We have a large and diversified capital markets platform, and our confidence in long term growth remains strong,” said Nixon.

Progress on Strategic Goals

We continue to strengthen our leadership position in Canada

—	On May 1, we acquired Phillips, Hager & North Investment Management Ltd. (PH&N) and created Canada’s leading private sector asset manager with over $160 billion of assets under management, including the largest mutual fund company.

—	We introduced a RBC U.S. High Interest eSavings account designed for people who hold U.S. funds and are looking to earn higher interest on their savings, the first offered by a major Canadian bank.

—	We formed the RBC Global Prime Services Group to provide dedicated and comprehensive support to hedge fund managers, mutual fund managers and institutional asset managers via a single platform backed by RBC.

In the U.S., we continue to build our presence in three key areas: banking, wealth management and capital markets

—	On February 22, we acquired Alabama National BanCorporation which expands our banking network to over 430 branches, solidifies our position in Alabama, opens important new markets in Florida, and increases our presence in Atlanta.

—	RBC Centura Bank began operating as RBC Bank and RBC Dain Rauscher changed to RBC Wealth Management, as part of our global brand strategy.

—	Our pending acquisition of Ferris, Baker Watts, Incorporated, a full service broker-dealer with approximately 330 financial consultants and US$18.5 billion in assets under administration, is expected to close in the third quarter of 2008. This acquisition is subject to regulatory and shareholder approval, with the shareholder vote scheduled for June 20.

Internationally, we continue to build on our strengths in selected markets and product areas

—	We opened new representative wealth management offices in Mexico City, Mexico, and Santiago, Chile, complementing our strong presence across Latin America.

—	Our pending acquisition of RBTT Financial Group (RBTT) received shareholder approval and is scheduled to close in the third quarter of 2008, subject to regulatory approval. This acquisition will create one of the most expansive banking networks in the Caribbean with a presence in 18 countries and territories across the region.

Year-to-date Performance versus 2008 Objectives

We established our 2008 objectives in November 2007 based on our economic and business outlooks for 2008 at that time. While we acknowledged that early 2008 would be challenging, with continued market volatility and slower economic growth, we did not anticipate these conditions to persist for as long as they have nor the impact to be as broad. In Q2 2008, we experienced weaker economic growth in both Canada and the U.S. However, year-to-date progress towards our objectives has been affected largely by the writedowns, higher provisions for credit losses in U.S. banking and spread compression. Our capital position remains strong with a Tier 1 capital ratio under Basel II of 9.5% well above our objective of greater than 8%.

	2008 Objectives	Six-month Performance
1. Diluted earnings per share growth	7%–10%	(23)%
2. Defined operating leverage (1)	>3%	(3.0)%

3. Return on common equity (ROE)	20%+	18.5%
4. Tier 1 capital ratio (2)	8%+	9.5%
5. Dividend payout ratio	40%–50%	60%

(1)	Non-GAAP measure and refers to the difference between our revenue and non-interest expense growth rates (each as adjusted). For further information, refer to the Key performance and non-GAAP measures section in our Q2 2008 Report to Shareholders.
(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI) under Basel II, which changes the method of determining risk-adjusted assets and regulatory capital.

For 2008, we expect our Tier 1 capital ratio will remain well above our 8%+ objective. Market conditions have significantly impacted our ability to meet our other performance objectives. The financial markets continue to reflect liquidity and pricing pressures. We hold our trading assets at fair value, with the value determined using market prices or valuation models that depend on assumptions regarding market conditions. As a result, the fair values of our trading assets and their impact on our financial results will depend on future market developments. Though we face near term challenges, we remain focused on delivering long term growth to our shareholders.

SELECTED FINANCIAL HIGHLIGHTS

		As at or for the three months ended			As at or for the six months ended
	(C$ millions, except per share, number of and percentage amounts)	April 30 2008	January 31 2008	April 30 2007	April 30 2008	April 30 2007

	Total revenue	$4,954	$5,647	$5,669	$10,601	$11,367
	Non-interest expense	2,970	3,120	3,148	6,090	6,215
	Provision for credit losses (PCL)	349	293	188	642	350
	Insurance policyholder benefits, claims and acquisition expense	548	616	677	1,164	1,193
	Net income before income taxes and non-controlling interest in subsidiaries	1,087	1,618	1,656	2,705	3,609
	Net income	$928	$1,245	$1,279	$2,173	$2,773
	Segments - net income (loss)
	Canadian Banking	$708	$762	$618	$1,470	$1,389
	Wealth Management	182	181	194	363	405
	U.S. & International Banking	38	31	67	69	134
	Capital Markets	13	304	350	317	746
	Corporate Support	(13)	(33)	50	(46)	99
	Net income	$928	$1,245	$1,279	$2,173	$2,773
	Selected information
	Earnings per share (EPS) - basic	$.70	$0.96	$0.99	$1.66	$2.15
	Earnings per share (EPS) - diluted	$.70	$0.95	$0.98	$1.64	$2.12
	Return on common equity (ROE) (1)	15.6%	21.4%	23.5%	18.5%	25.5%
	Return on risk capital (RORC) (2)	26.0%	35.6%	35.2%	30.8%	38.4%
	Net interest margin (NIM) (3)	1.39%	1.38%	1.34%	1.39%	1.33%
	Specific PCL to average net loans and acceptances	0.54%	0.44%	0.35%	0.49%	0.31%
	Gross impaired loans (GIL) as a % of loans and acceptances	0.73%	0.58%	0.37%	0.73%	0.37%
	Capital ratios and multiples (4)
	Tier 1 capital	9.5%	9.8%	9.3%	9.5%	9.3%
	Total capital	11.5%	11.2%	11.7%	11.5%	11.7%
	Assets-to-capital multiple	20.1X	22.0X	20.1X	20.1X	20.1X
	Selected balance sheet and other information
	Total assets	$627,471	$632,761	$589,076	$627,471	$589,076
	Securities	175,352	184,348	198,509	175,352	198,509
	Retail loans	181,802	174,779	158,616	181,802	158,616
	Wholesale loans	77,822	72,430	67,033	77,822	67,033
	Deposits	399,425	394,416	372,728	399,425	372,728
	Average common equity (1)	23,550	22,750	21,950	23,150	21,650
	Average risk capital (2)	14,150	13,650	14,650	13,900	14,350
	Risk-adjusted assets (4)	249,242	241,206	243,202	249,242	243,202
	Assets under management (AUM)	173,100	165,000	159,000	173,100	159,000
Assets under administration (AUA)	- RBC (5)	612,800	607,200	624,300	612,800	624,300
	- RBC Dexia IS (6)	2,697,000	2,922,000	2,764,900	2,697,000	2,764,900
	Common share information
Shares outstanding (000s)	- average basic	1,287,245	1,273,862	1,272,212	1,280,616	1,273,419
	- average diluted	1,298,069	1,286,595	1,288,415	1,292,291	1,290,808
	- end of period	1,294,084	1,276,635	1,275,327	1,294,084	1,275,327
	Dividends declared per share	$0.50	$0.50	$0.46	$1.00	$0.86
	Dividend yield	4.2%	4.0%	3.3%	4.1%	3.1%
Common share price (RY on TSX)	- close, end of period	$48.02	$50.65	$57.82	$48.02	$57.82
	Market capitalization (TSX)	62,142	64,662	73,739	62,142	73,739
	Business information (number of)
	Employees (full-time equivalent) (7)	66,748	64,905	63,329	66,748	63,329
Bank branches		1,648	1,544	1,515	1,648	1,515
	Automated teller machines	4,634	4,547	4,333	4,634	4,333
	Period average US$ equivalent of C$1.00 (8)	$0.994	$1.002	$0.874	$0.998	$0.867
	Period-end US$ equivalent of C$1.00	0.993	0.996	0.901	0.993	0.901
(1)	Calculated using month-end balances for the period.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period. For more information, refer to the Key performance and non-GAAP measures section of our Q2 2008 Report to Shareholders.
(3)	Calculated as Net interest income divided by Average assets. Average assets are calculated per note (2) above.
(4)	Effective Q1 2008, capital ratios and risk-adjusted assets are calculated using the OSFI Basel II guidelines. Prior period capital ratios and risk-adjusted assets are calculated using the OSFI Basel I guidelines. Effective Q2 2008, the OSFI amended the treatment of the general allowance in the calculation of the Basel II Assets-to-capital multiple. Prior period multiples have not been revised. For discussion of Basel II, refer to the Capital Management section of our Q2 2008 Report to Shareholders.
(5)	Assets under administration (AUA) – RBC has been revised as of Q1 2008 to include mutual funds sold through our Canadian branch network. Prior periods have been revised to reflect this change.
(6)	AUA – RBC Dexia IS represents the total AUA of the joint venture as at March 31, 2008, of which we have a 50% ownership interest.
(7)	Effective Q1 2008, we excluded statutory holiday pay for part-time employees from our full-time equivalent (FTE) calculation consistent with our management reporting framework. Prior periods reflect the change to the FTE calculation.
(8)	Calculated using month-end spot rates for the period.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term and 2008 objectives, our strategic goals and priorities and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could,” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in our Q2 2008 Report to Shareholders and our 2007 Annual Report to Shareholders; general business and economic conditions in Canada, the United States and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime and related markets and lack of liquidity in financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; our ability to attract and retain key employees and executives; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in our Q2 2008 Report to Shareholders and in our 2007 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q2 2008 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, May 29, 2008 at 12:30 p.m. (EDT) and will feature a presentation about our second quarter and year-to-date results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2216 or 1-866-898-9626). Please call between 12:20 p.m. and 12:25 p.m. (EDT).

Speakers’ notes will be posted on our website shortly after the call. Also, a recording will be available by 5 p.m. on May 29 until August 28, 2008 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 3260508#).

Media Relations Contact

Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Marcia Moffat, Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Amy Cairncross, Director, Investor Relations, amy.cairncross@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization, and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC ASSET MANAGEMENT and RBC DIRECT INVESTING which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia IS companies are licensed users of the RBC trademark.